Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”)

15511-123 Avenue

Edmonton, AB

T5V 0C3

Item 2	Date of Material Change

April 16, 2014

Item 3	News Release

The news release with respect to the material change referred to in this report was disseminated via Canada Newswire on April 14, 2014 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4	Summary of Material Change

Cash Store Financial Successfully Obtains Court Order for Creditor Protection

Item 5.1	Full Description of Material Change

See attached Schedule “A”.

Item 5.2	Disclosure for Restructuring Transactions

Not Applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

Not Applicable

Item 8	Executive Officers

Gordon Reykdal, CEO, at 780-408-5118 or

Craig Warnock, CFO, at 780-732-5683

Item 9	Date of Report

April 16, 2014

SCHEDULE “A”

News Release

April 14, 2014

Cash Store Financial Successfully Obtains Court Order for Creditor Protection

EDMONTON, April 14, 2014 /CNW/ - The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”) (TSX: CSF) announced today that, further to its news release issued earlier today, the Ontario Superior Court of Justice (Commercial List) (“Court”) has issued an order granting the Company’s application for creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”). FTI Consulting Canada Inc. will serve as the Court-appointed Monitor in the CCAA proceedings to oversee the operations of the Company and report to the Court during the restructuring.

The Court determined that the approval of the Company’s request for approval of debtor-in-possession financing (“DIP Financing”) will be considered at a hearing scheduled for tomorrow to afford the Court time to consider competing DIP Financing Proposals.

The decision to commence CCAA proceedings was made after extensively exploring alternatives following thorough consultation with its legal and financial advisors. The Company sought protection to address near term liquidity issues, which were caused in part by certain regulatory actions taken in Ontario that impacted on the Company’s primary product offering in that jurisdiction. In light of these and other matters, Cash Store Financial’s board of directors determined that a CCAA proceeding is the most prudent and effective way to carry on business and maximize value for the Company’s stakeholders.

Cash Store is committed to completing the restructuring process quickly and efficiently. The Company remains open for business, its branches continue to operate and daily lending is continuing.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial operates 510 branches across Canada under the banners “Cash Store Financial” and “Instaloans”. Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the “Freedom” card) and a prepaid credit card (the “Freedom MasterCard”) as well as other financial services, including bank accounts.

Cash Store Financial is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name “Cash Store”. Cash Store Financial does not do business under the name “Cash Store” in the United States and does not own or provide any consumer lending services in the United States.

For further information, please contact:

Gordon Reykdal, CEO, at 780-408-5118,

Craig Warnock, CFO, at 780-732-5683, or

Peter Block, NATIONAL Public Relations, 416-848-1431

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Cash Store Financial. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations, include, but are not limited to, a decision of the Ontario Superior Court of Justice not to grant the relief being sought by Cash Store Financial, the inability of Cash Store Financial to fulfill the conditions to funding under any DIP financing agreement to be entered into by Cash Store, and other factors that could affect Cash Store Financial’s ability to continue its operations during the CCAA proceeding, including the factors that are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended September 30, 2013 dated December 11, 2013 filed by The Cash Store Financial Services Inc. with the Canadian securities commissions (available on SEDAR at www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three months ended December 31, 2013. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.